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July 25, 2006

VIA EDGAR AND FACSIMILE
(202) 772-9205

Larry Spirgel, Assistant Director
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

     Re:  Ablest Inc.
          Form 10-K for the Fiscal Year Ended December 25, 2005
          Form 10-Q for Fiscal Quarter Ended April 2, 2006
          File No. 1-10893

Dear Mr. Spirgel:

     On behalf of Ablest Inc. (the "Company"), the following are the Company's responses to the Commission's letter of July 14, 2006, containing the Commission's comments regarding the Company's annual report on Form 10-K for its fiscal year ended December 25, 2005 filed by the Company on March 10, 2006 and the Form 10-Q for its fiscal quarter ended April 2, 2006 filed by the Company on May 17, 2006.

STATEMENTS OF STOCKHOLDERS' EQUITY, PAGE 23

     1. In future filings, please present a statements of changes in stockholders' equity for each period for which an income statement is required, as discussed in Rule 3-04 of Regulation S-X. In this regard, we note that you have not presented the statement of stockholders' equity for the year ended December 28, 2003.

RESPONSE: The Company duly notes and acknowledges this comment.

We hereby undertake to include in our future filings with the Securities and Exchange Commission the presentation of the statement of stockholders' equity for each period that an income statement is required.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES, PAGE 26
RECENT ACCOUNTING PRONOUNCEMENTS, PAGE 29

     2. We note that you accelerated the vesting of all unvested stock options as of November 3, 2005. Tell us whether you reflected this accelerated vesting in your pro forma disclosures on page 29. Refer to SAB Topic 14:K.

RESPONSE: The Company duly notes and acknowledges this comment.

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We inform the Staff that the accelerated vesting was reflected in our pro forma disclosures and we will include a comment on accelerated vesting of our stock options in future disclosures.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 39

     3. We note that your disclosure that "[b]ased on their evaluation, as of a date within 90 days prior to the date of the filing of this report, of the effectiveness of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective..." (emphasis added). Item 307 of Regulation S-K requires that you disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer conducted their evaluations as of December 25, 2005 and revise your disclosure in future filings.

RESPONSE: The Company duly notes and acknowledges this comment.

We confirm that the Chief Executive Officer and Chief Financial Officer conducted their evaluations as of December 25, 2005. We hereby undertake to disclose in our future filings with the Securities and Exchange Commission these conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures.

     4. We note your disclosure that "[s]ubsequent to the date of there evaluation, there have not been any significant changes in the Company's internal controls or in other factors to the Company's knowledge that could significantly affect these controls, including any corrective action with regard to significant deficiencies and material weaknesses." (emphasis added). Item 308(c) of Regulation S-K required the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 and the quarter ended April 2, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

RESPONSE: The Company duly notes and acknowledges this comment.

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We confirm that there was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter in 2005 and the quarter ended April 2, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We hereby undertake to disclose in our future filings with the Securities and Exchange Commission these conclusions regarding changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     Please do not hesitate to contact the undersigned at (813) 830-7708 if you have any questions or comments regarding the foregoing response.

Respectfully,

Ablest Inc.


By: /s/ John Horan
    ---------------------------------
    John Horan
Its: Vice President and Chief
     Financial Officer